Diane Fernandes
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624   September 18 , 2006

            RE: Kohlberg Capital, LLC
                  File Nos.: 333-136714 and 814-00727

Dear Ms. Fernandes:

        On August 18, 2006, your firm filed a registration statement on Form
N-2 on behalf of Kohlberg Capital, LLC (the "Company"). The Company has
also filed a Notification on Form 6-F informing the Commission of its intent to
elect to be treated as a business development company ("BDC"). We have
reviewed the registration statement and have set forth our comments below.
For convenience, we generally organize our comments using the headings
and page numbers in the registration statement.

Prospectus

    1. The name of the Company as it appears on the cover and the name on
        the inside front cover do not correspond. Please conform the
        disclosure.

    2. Inside front cover—

            a.) Please disclose whether the Company is diversified or non-
                 diversified.
            b.) Disclose the amount of immediate dilution to be experienced by
                 purchasers in the initial offering.
            c.) In a supplemental letter to the staff, describe in greater detail
                 the "strategic relationship" between the Company and Kohlberg
                 & Co. and analyze whether the relationship contemplated
                 violates the affiliated transaction provisions of Section 57 of the
                 Investment Company Act of 1940 ("1940 Act").
            d.) In your response letter explain in detail the relationship
                 between the Company and Katonah Debt Advisors ("KDA").
                 Specifically, analyze whether this entity would be an "eligible
                 portfolio company" under the terms of the BDC provisions of
                 the 1940 Act or whether the Company would be engaged in an

operating business (an advisory business) through the
activities of a wholly owned subsidiary.

- e.) In the disclaimer before the Table of Contents state that the
Company will amend the prospectus in the event of material
changes to the disclosure in the current prospectus.

3. Overview—This section states that KDA manages collateralized debt
obligation funds ("KDO Funds"). In your response letter describe in
detail these KDO Funds and explain who invests in these funds.
Analyze whether the transactions contemplated would constitute
affiliated transactions under Section 57 of the 1940 Act.

4. Will the "strategic relationship" with Kohlberg & Co. ("Kohlberg")
involve the payment of any fees to Kohlberg? If so, who will be
responsible for the payment of such fees?

5. Page 2—This section describes the employees of the Company.
Please note that Rule 38a-1 under the 1940 Act mandates that a BDC
have a functioning Chief Compliance Officer. Who is serving in that
capacity and how is such person being compensated? Will the
Company's CCO review and approve all response letters and revised
disclosure documents filed with the Commission?

6. Risks Related to our Investments—Please add the risk of leverage to
this section of the prospectus.

7. Risks Related to this Offering—Please disclose the amount of
immediate dilution to be experienced by the purchasers in the initial
offering.

8. The Offering (Use of Proceeds)—This section states that the proceeds
to be used by KDA will in turn be used to repay a credit facility
provided by an affiliate of one of the underwriters in the offering. In
your response letter analyze this transaction under the affiliated
transaction provisions of Section 57 of the 1940 Act.

9. Fees and Expenses—Please delete the phrase "borne by us" in the
"Offering expenses" line item of the fee table.

10. Fee Table—Please move the footnotes so that they follow the
Example.

11. Fee Table—In your response letter, explain why the expenses of
employing investment management professionals is not reflected
under "Management Fees" instead of under "Other Expenses". *See,*
Instructions 7.a. and 7.b. to Item 3.1 of Form N-2.

12. Example—Please delete the phrase "and the expenses in the tables above" in the last paragraph of this section.

13. Our Board of Directors May Change our Investment Objective—Please disclose that the Company may not change its status as a BDC without shareholder vote.

14. The Equity in Katonah Debt Advisors (page 18)—The disclosure in this section is confusing. Apparently, the Company has already acquired the equity in KDA and subordinated securities in KDA's CDO Funds and expects to acquire additional securities from KDA. In your response letter, provide a description of the terms of the effectuated transactions and when they occurred. Distinguish these from the transactions yet to be effectuated. The disclosure further states that the valuation of these assets may not reflect the value that could have been obtained from a transaction with a third party. In your letter, explain why this would not constitute overreaching by an affiliate and why the transaction would not require an exemptive order under the 1940 Act.

15. Restructuring—In your response letter, please provide a diagram of the salient features of the restructuring. Our review of the diagram may result in the need for additional disclosure in this section.

16. CDO Fund Securities—Disclose whether there are third party investors in the CDO Funds. Analyze in your letter whether the CDO Funds constitute "eligible portfolio securities" under Section 2(a)(46) of the 1940 Act.

17. Management Compensation—The disclosure indicates that consultants will be issued stock options. In your letter explain how issuing options to consultants complies with Section 61 of the 1940 Act.

18. Fee Income—In your letter explain whether any fees rendered to the Company for providing managerial assistance to portfolio companies are directed to affiliates of the Company.

19. Background (page 40)—This section states that the CDO Funds invest in below-investment-grade broadly syndicated loans, bonds and other credit instruments. In your letter analyze whether these underlying instruments constitute appropriate investments for a BDC.

20. Equity Incentive Plan (page 62)—This section states that the Company will seek Commission exemptive relief to grant stock-based compensation in exchange for services. In your letter inform us whether your research shows that the Commission has granted such relief in the past.

21. Federal Income Tax Considerations—Please disclose the tax consequences relative to the fee income generated by KDA.

General Comments

22. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us in your supplemental letter, preferably before filing the final pre-effective amendment.

24. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and Adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please by advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in your supplemental letter and state the basis for your position.

If you have any questions prior to filing the pre-effective amendment and providing the supplemental letter, please call me at (202 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel